                                                  This filing is made pursuant
                                                  to Rule 424(b)(3) under the
                                                  Securities Act of 1933 in
                                                  connection with Registration
                                                  No. 333-26349.

--------------------------------------------------------------------------------

                                  MODACAD, INC.

                        1,610,000 SHARES OF COMMON STOCK

         This Prospectus relates to 1,610,000 shares of Common Stock, without par value (the "Shares") of ModaCAD, Inc. ("ModaCAD" or the "Company"), issuable upon the exercise of the outstanding warrants to purchase Common Stock of the Company (the "Warrants") previously issued by the Company in its initial public offering in March, 1996, and such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Warrants.

         Each Warrant is presently exercisable to purchase one share of Common Stock at a price of $6.50 per share, subject to earlier redemption of the Warrants, and the Warrants expire on March 27, 2001. The Warrants are redeemable at the Company's option upon 30 days' notice to holders of the Warrants (the "Warrantholders") at a redemption price of $0.01 per Warrant if the closing bid price of the Common Stock averages in excess of $7.50 for a period of 20 consecutive trading days ending within 15 days of the notice of redemption.

--------------------------------------------------------------------------------
                      THE SECURITIES OFFERED HEREBY INVOLVE
                    A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                    COMMENCING ON PAGE 4 OF THIS PROSPECTUS.
--------------------------------------------------------------------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                     THE SECURITIES AND EXCHANGE COMMISSION
                 NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
               OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================
                             Price to          Underwriting Discounts        Proceeds to
                              Public              and Commissions             Company(1)
------------------------------------------------------------------------------------------
Per share ...............     $6.50                    $0.00                    $6.50
------------------------------------------------------------------------------------------
Total ................... $10,465,000(2)               $0.00                $10,465,000(2)
==========================================================================================

----------

(1)  Before deducting expenses payable by the Company estimated at $50,000.

(2)  Assumes the exercise of all outstanding Warrants.


                   The date of this Prospectus is June 18, 1997

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              AVAILABLE INFORMATION

         ModaCAD, Inc. ("ModaCAD" or the "Company") is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is an electronic filer, and the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

         The Company has filed with the Commission a registration statement on Form S-3 (herein together with all amendments and exhibits thereto called the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the exhibits filed or incorporated as a part thereof. Statements contained herein concerning the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each such statement is qualified in its entirety by reference to the applicable document filed with the Commission. The Registration Statement may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, and copies of all or any part thereof may be obtained from such office upon the payment of the fees prescribed by the Commission.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by the Company with the Commission under the Exchange Act are hereby incorporated by reference in this
Prospectus: (i) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-QSB for the quarter ended March 31, 1997; (iii) the description of the Company's Common Stock as set forth in Item 1 of the Company's Registration Statement on

Form 8A, filed with the Commission on March 28, 1996, including any amendments or reports filed for the purpose of updating such description.

         All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated in this Prospectus by reference and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates). Requests for such copies should be directed to ModaCAD, Inc., 1954 Cotner Avenue, Los Angeles, California 90025, Attention: President (Telephone: (310) 312-6632).

                                   THE COMPANY

         The Company was incorporated in February 1988. The Company's executive offices are located at 1954 Cotner Avenue, Los Angeles, California 90025, and its telephone number is (310) 312-6632. The Company designs, markets and supports advanced virtual reality, rendering and modeling software for industrial design and retail customers primarily in the apparel, textile, home furnishings and home design industries.

                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before exercising the Warrants to purchase the Shares registered hereunder.

         LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT. The Company was incorporated in February 1988 and until 1992 was primarily engaged in research and development and had limited revenues. Beginning in 1993, the Company began broader marketing efforts to commercial accounts, which efforts were increased in 1994 and 1995. After incurring a loss of approximately $886,500 in 1993, the Company had net income of approximately $382,600 in 1994, net income of approximately $8,100 in 1995, and net income of approximately $645,440 in 1996. As of March 31, 1997, the Company had working capital of $2,489,328, shareholders' equity of

$6,591,740, and an accumulated deficit of approximately $5,115,165. The Company reported a net loss of $182,593 for the three months ended March 31, 1997. The Company's limited operating history makes the prediction of future operating results difficult, and there is no assurance that the Company will continue to experience revenue growth or that the Company will be profitable in the future.

         FLUCTUATIONS IN OPERATING RESULTS. The Company has experienced, and expects to continue to experience, substantial fluctuations in revenues and other operating results due to a variety of factors. The Company's quarterly results of operations can be substantially affected by factors such as demand for the Company's products, research and development expenditures, the timing of receipt of software license fees, and customer acceptance of new products and product enhancements and product promotions by the Company or by its competitors. The Company's quarterly results of operations are also affected by changes in pricing policies by the Company and by its competitors, product returns, changes in general economic conditions and other factors. The Company ships products as orders are received and therefore operates with little or no backlog.

         In view of such fluctuations and changes in the Company's business strategy to concentrate its efforts on its electronic merchandising and consumer software product lines, the Company believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied on as an indication of future performance. The Company's 1996 operating results were materially affected by nonrecurring, nonrefundable advance royalty payments earned in the third and fourth quarters of 1996. The Company anticipates incurring losses in the second quarter of 1997 because of increased research and development expenditures and sales and marketing efforts associated with the completing development of and marketing new products derived from the Company's core technology that are targeted at retailers, mass merchants, OEM users and Internet applications for 3-D visualization. The Company's business strategy has been focused on increased research and development and sales and marketing activities relating to enhanced versions of its electronic merchandising products and its new consumer software product line, and the Company's efforts with respect to sales of its CAD software have been somewhat more limited. The Company's operating results during the third and fourth quarters of 1997 are expected to be significantly affected by the timing of the completion of development and introduction of new products as well as the Company's first consumer software product line formerly referred to internally as ModaCAD's "Home Decorator Series" and currently referred to as "3-D Home Interiors." Introduction of such products into the market and the revenues received by the Company from such products will be dependent upon the timing of release for products and marketing plans, including 3-D Home Interiors published by Broderbund Software, Inc. ("Broderbund"), the price established for such products as well as the levels and timing of product sales and other factors, many of which are uncertain.

         UNCERTAINTY OF DEMAND FOR EXISTING PRODUCTS AND MARKET ACCEPTANCE OF NEW PRODUCTS. The Company's success will to a large extent be affected by the successful introduction and market acceptance of 3-D Home Interiors, the Company's ability to grow its electronic merchandising business and the Company's ability to generate continued revenues from CAD product sales.

         In 1996, the Company completed development of 3-D Home Interiors, the initial title in its consumer home decorating software series, which utilizes the Company's proprietary visualization technology. There is no assurance, however, that the Company will be able to generate additional consumer product titles. In March 1996, the Company licensed to Broderbund the right to publish 3-D Home Interiors (the "Broderbund Agreement"). Broderbund unveiled the product during the first quarter of 1997 and released the product commercially in the Spring of 1997. As with any new consumer software, it is impossible to predict the level of demand for 3-D Home Interiors.

         Sales of the Company's commercial products (CAD products and electronic merchandising products) have begun to represent a declining percentage of the Company's total revenues. The Company believes that its revenue growth in the CAD market will depend substantially on (i) its ability to produce inexpensive shrink-wrapped design software for use in standard PC's and which is available through mass-market software distribution and (ii) increased sales of CAD products used to create digital product catalogs for use with the Company's electronic merchandising and consumer software products. There is no assurance that the Company will be able to produce shrink-wrapped CAD software which will be competitive in the marketplace or that it will be able to increase its sales of CAD products for catalog production.

         Revenue growth for the Company's electronic merchandising products is substantially dependent upon the continued support of those products by manufacturers and vendors in the home furnishings and home design industries. The Company has established relationships with major home furnishing manufacturers and vendors to feature their products or product lines in catalogs utilizing the Company's electronic merchandising software. In addition, retailers such as Sears Roebuck and Co. ("Sears"), J.C. Penney Company, Inc. ("J.C. Penney") and Levitz Furniture Corporation ("Levitz") have conducted or are conducting trial uses of the Company's electronic merchandising software. The trial use conducted by Levitz has been completed, and Levitz has licensed the Company's software. The Sears and J.C. Penney trial uses of the Company's electronic merchandising software are in the latter stages of their respective six to 12-month trial periods. There is no indication whether Sears and/or J.C. Penney will license the Company's electronic merchandising software upon completion of the trial use periods. There is no assurance that manufacturers or vendors whose products are represented in electronic merchandising catalogs for in-store use will continue to support the Company's electronic merchandising software or that such companies will support the use of the 3-D Home Interiors products by licensing their digital product catalogs for use with the 3-D Home Interiors. If a vendor decides not to use the Company's electronic merchandising products, the Company would not expect it to support 3-D Home Interiors. The rejection of either or both product lines by one or more of the vendors named above could have a material adverse effect on the success of such products due to the significance of such vendors in the home furnishings and fixtures marketplace.

         RAPID TECHNOLOGICAL CHANGES AND DEPENDENCE ON NEW PRODUCT DEVELOPMENT. The Company is focusing its near-term product development and marketing efforts primarily on new electronic merchandising products, commercial and consumer product lines as well as new Internet software applications, all based on the Company's core rendering and modeling technology. The markets for such products are characterized by rapid changes in technology, customer needs and preferences and evolving industry standards. In addition, the consumer market for personal productivity software is relatively young and unpredictable. Consequently, the Company expects that it will encounter rapid product obsolescence and the necessity for frequent new and enhanced product introductions. The introduction of new technologies, including new operating systems, platforms and the means of distributing consumer software and electronic merchandising products could render the Company's products obsolete or unmarketable. The Company's future success will depend significantly on its ability to enhance its current products, to develop new products that meet changing customer needs on a timely and cost-effective basis, and to respond to emerging industry standards and other technological changes. The development of new products involves considerable expenditures and can take from several months to several years. Accordingly, new product development requires a long-term forecast of market trends and customer needs and often a substantial commitment of capital resources with no assurance that such products will be commercially viable. There can be no assurance that the Company will be successful in enhancing its existing products or developing new products on a timely basis or that such new or enhanced products will achieve market acceptance or sustain any such acceptance for any significant period. Any failure by the Company to anticipate or respond adequately to changes in technology and customer requirements and preferences, or any significant delays in development of enhanced and new products, will have a material and adverse effect on the Company's business, financial condition and results of operations.

         Software products as complex as those offered by the Company may contain undetected programming errors or "bugs" when introduced or as new versions are released. Despite significant testing by the Company and by current and potential distributors and customers, there is no assurance that errors will not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Furthermore, from time to time the Company and others may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. Announcements of currently planned or other new products by the Company or its competitors may cause customers to defer purchasing the Company's existing products or cause distributors to return products to the Company.

         DEPENDENCE ON A SINGLE CORE TECHNOLOGY; LIMITED PRODUCT LINES. The Company has derived substantially all of its revenues to date from sales of its CAD products for industrial design applications and electronic merchandising products, and from its new consumer product. Each of these products is based on the Company's core rendering and modeling technology. The Company anticipates that, in the foreseeable future, its enhanced and new products will also be based on that technology and expected enhancements to that technology. Thus, the Company's revenues are, and for the foreseeable future will be, based on the market acceptance of products utilizing the Company's core technology. Any decline in demand for products based on such technology, whether as a result of competition, technological change or any other reason, would have a material and adverse effect on the Company's business, financial condition and results of operations.

         COMPETITION. The markets for the Company's products are intensely and increasingly competitive. Existing software developers and publishers may broaden their product lines to compete with the Company's products, and potential new competitors, including software and book publishers, and diversified media companies, may enter the market for, or increase their focus on, CAD and electronic merchandising software in the industries served by the Company and consumer software for home decorating and design. Some of the companies with which the Company currently competes or may in the future compete, have or may have greater financial, technical, sales and marketing and customer support resources, as well as better access to consumers and electronic merchandising customers than the Company. Some of the companies also have longer operating histories than the Company and better brand name recognition.

         There are a number of successful home design software products on the market, including 3-D Home Architect by Broderbund, Picture this Home! Kitchen by Autodesk, Inc., Design Center 3-D by SoftKey Software, Inc., and Home Design 3-D by Expert Software, Inc., which are expected to compete with the Company's 3-D Home Interiors. In addition to the companies whose products are mentioned above, the Company's competitors in this market include several large companies with substantially greater resources, as well other companies of varying sizes and resources, including Softdesk, Inc. and Books-that-Work. There can be no assurance that one or more of those companies will not produce products which are more attractive to consumers than any developed by the Company or will not be more successful than the Company in their marketing of such products. Although Broderbund and ModaCAD have entered into the Broderbund Agreement for the publication of 3-D Home Interiors of products which contains certain mutual noncompetition covenants, such agreement does not prohibit Broderbund from publishing or distributing similar products which could compete with the Company's products, including Broderbund's 3-D Home Architect, which Broderbund currently publishes. Additionally, the Company expects increased competition from new competitors who may in the future publish competitive home decorating software products.

         DEPENDENCE ON SIGNIFICANT CUSTOMERS. During 1995 and 1996, the Company's largest commercial product purchaser, ModaCad Europe, accounted for approximately 16% and 12%, respectively, of the Company's total revenues. During 1996, the publisher of the Company's first consumer product, Broderbund, accounted for approximately 45% of the Company's total revenues. The Company may continue to be dependent on these two or additional significant customers, the loss of which could have a material and adverse effect on the Company's business.

         RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS. The Company distributes its products in approximately 33 countries and revenues from sales outside the United States represented 16% and 12% of the Company's revenues in 1995 and 1996, respectively. Adaptation of the Company's products for distribution in foreign countries can be time consuming and costly. In distributing its products in non-domestic markets, the Company faces the additional risks of unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences, repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Although to date such risks have not materially and adversely affected the Company's business, there is no assurance that they may not do so in the future.

         LACK OF CONSUMER PRODUCT EXPERIENCE AND NAME RECOGNITION; DEPENDENCE ON DISTRIBUTOR. 3-D Home Interiors is the Company's first significant foray into the consumer products market. It will be necessary for the Company or its publisher, Broderbund, to develop a positive consumer identity in order to successfully market its 3-D Home Interiors line of products at the retail level. The cost of developing a high-level of consumer awareness will be substantial, and the success of advertising and other brand-awareness efforts cannot be assured. None of the Company's executives has substantial experience in the publication or distribution of consumer software products. Market acceptance of 3-D Home Interiors will depend on many factors, including the product's appeal at an acceptable price and the release and marketing strategies and support of the Company's publisher. Broderbund will bear the marketing costs in connection with the 3-D Home Interiors product. The Company is not currently engaging in any independent marketing activities with respect to this product.

         DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent on the continued service of its key technical and management personnel, particularly Joyce Freedman, its President, Maurizio Vecchione, its Executive Vice President, and Steven Gentry, its Director of Engineering. The Company's growth and future success will depend in large part on its ability to continue to hire, motivate and retain those and other qualified employees. The competition for such personnel is intense, and the loss of key employees could have an adverse effect on the Company. Although Ms. Freedman and Mr. Vecchione each have an employment agreement with the Company, there can be no assurance that the Company will be able to retain them in the future.

         PATENTS; RELIANCE ON INTELLECTUAL PROPERTY PROTECTION. The Company's ability to compete effectively depends in large part on its ability to develop and maintain as proprietary the essential parts of its technology. The Company holds two United States patents. The first patent covers the Company's rendering and modeling technology. The second patent covers 3-D modeling techniques. In addition to patent protection, the Company relies on a combination of (i) trade secret, copyright and trademark laws, (ii) confidentiality and nondisclosure agreements, and (iii) other contractual and technical measures to protect its proprietary rights. Although the Company intends to enforce aggressively its intellectual property rights, such protection may not preclude competitors from developing products with features similar to the Company's products, and there can be no assurance that such protection will be available or be enforceable in any particular instance of competition or that the Company will have the financial resources necessary to enforce its patent, trade secret or other intellectual property rights which may be infringed. The Company employs a "lock and key" system with respect to the proprietary information underlying its software. This system is designed to ensure that only certain key employees have access to such information, all of whom have signed confidentiality and nondisclosure agreements. There can be no assurance that any confidentiality and nondisclosure agreements between the Company and its employees and others will provide adequate protection for the Company's proprietary information in the event of any unauthorized use or disclosure of such proprietary information. The Company has seven registered trademarks, including the mark ModaCAD. The Company is aware that the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Furthermore, the Company has not sought or received patent protection in any foreign jurisdiction nor trademark protection for its product trademarks in most foreign jurisdictions. Some aspects of the Company's products are not subject to intellectual property protection. The costs to the Company of maintaining its trade secret and intellectual property rights protection program have not been and are not expected to be significant. The Company has not had to enforce its patent rights against any third party but expects that it would have sufficient capital resources to do so depending on the third party involved and nature of the action.

         PRODUCT INFRINGEMENT. The Company believes that its products, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future. The Company has agreed to defend and indemnify Broderbund against certain infringements, unfair competition and similar claims relating to the 3-D Home Interiors software product and the components developed by the Company. The successful assertion of one or more infringement claims would have a material adverse effect on the Company's business, operating results and financial condition. While the Company is not currently engaged in any intellectual property litigation or proceedings, there can be no assurance that it will not become so involved in the future. An adverse outcome in litigation or similar proceedings could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from others or require the Company to cease marketing or using certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company is required to obtain licenses under patents or proprietary rights of others, there can be no assurance that any required licenses would be made available on terms acceptable to the Company, if at all. In addition, the cost of responding to an intellectual property litigation claim both in legal fees and expenses and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on the Company's results of operations.


         POSSIBLE VOLATILITY OF STOCK AND WARRANT PRICES. The trading price of the Company's Common Stock and Warrants could be subject to significant fluctuation in response to variations in quarterly results of operations, announcements of technological innovations or new products by the Company or its competitors, developments or disputes with respect to proprietary rights, general trends in the industry and overall market conditions and other factors. The market for securities of early stage, small-market capitalization companies has been highly volatile in the first quarter of 1997 and in recent years, often as a result of factors unrelated to a company's operations. The price of the Company's Common Stock ranged, in the quarter ended March 31, 1997, from a low of 5-5/8 to a high of 10. The price of the Company's Warrants ranged, in the quarter ended March 31, 1997, from a low of 1-7/16 to a high of 4-11/16.

         SHARES ELIGIBLE FOR FUTURE SALE. As of June 16, 1997, the Company had 3,923,290 shares of Common Stock issued and outstanding, and if all of the Warrants are exercised, the Company will have 5,533,290 shares of Common Stock issued and outstanding. Of these shares, 1,662,500 shares of Common Stock are freely tradeable pursuant to an effective registration statement on Form SB-2 under the Securities Act and 5,000 shares are freely tradeable pursuant to an effective registration statement on Form S-8 under the Securities Act. Upon the effectiveness of the Registration Statement of which this Prospectus forms a part, the 1,610,000 shares issuable upon exercise of the Warrants will be freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company (as that term is defined in Rule 144 under the Securities Act) who are subject to Rule 144 notice and manner of sale requirements and volume restrictions. As of June 16, 1997, 163,500 shares of Common Stock were subject to issuance upon exercise of outstanding and exercisable options granted under the Company's 1995 Stock Option Plan and, except to the extent that shares issued upon exercise of such options are held by affiliates (who, as noted above, are subject to Rule 144 notice and manner of sale requirements and volume restrictions), will be eligible for immediate resale in the public market upon exercise of such options.

         The balance of 2,255,790 shares of outstanding Common Stock previously issued by the Company which have not been registered under the Securities Act as described above are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration such as Rule 144. Each holder of Common Stock who at the time of the Company's initial public offering was an officer, director or key employee of the Company has entered into a "lock-up" agreement providing that such shareholder will not offer, sell, pledge, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Company's Common Stock or any security or other instrument which by its terms is convertible into, exercisable for, or exchangeable for shares of the Company's Common Stock until after September 26, 1997 without the prior written consent of the underwriter for the Company's initial public offering in March 1996. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 2,185,501 shares of Common Stock will be eligible for sale after September 26, 1997; on such date, all such shares will have been held for more than one year and will be tradeable subject to Rule 144 notice and manner of sale requirements and volume restrictions applicable to sales by affiliates. Of the remaining 70,289 restricted shares, 4,327 shares are freely tradeable under Rule 144(k) because they have been held for more than one year and are thus tradeable subject to Rule 144 notice and manner of sale requirements and volume restrictions, and 62,500 shares have been held by a nonaffiliate of the Company for less than one year and thus are not yet freely tradeable pursuant to Rule
144. In addition, the Company has registered 627,500 shares of Common Stock issuable upon exercise of warrants held by the underwriter for the Company's initial public offering and an investor in the Company; and such shares, when issued, will be freely tradeable. Sales of substantial amounts of such shares in the public market following the expiration of the lock-up agreements or the prospect of such sales could adversely affect the market price of Common Stock.

         CONCENTRATION OF OWNERSHIP. Assuming all of the Warrants are exercised, the current executive officers and directors of the Company and their affiliates will beneficially own or have voting control over approximately 43% of the outstanding Common Stock. Accordingly, these individuals will have the ability to influence the election of the Company's directors and effectively to control most corporate actions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control of the Company.

         ABSENCE OF DIVIDENDS. The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

         DILUTION. Assuming the exercise of all of the Warrants at the exercise price of $6.50 per share, and the issuance of the 1,610,000 shares of Common Stock which are the subject of this Prospectus, and the receipt of the estimated net proceeds therefrom, the Company's existing shareholders will experience an immediate increase in net tangible book value of approximately $1.70 per share and purchasers of Common Stock upon exercise of the Warrants will experience immediate dilution in net tangible book value of approximately $4.10 per share.

         PRESENT INTENTION TO REDEEM WARRANTS. The Warrants are redeemable at the Company's option upon 30 days' notice to Warrantholders at $0.01 per Warrant if the closing bid price of the Company's Common Stock averages in excess of $7.50 for a period of 20 consecutive trading days ending within 15 days of the notice of redemption. As of the effective date of the Registration Statement of which this Prospectus is a part, the average closing bid price of the Company's Common Stock satisfied the minimum price condition to the Company's redemption of the Warrants. Subject to consideration and action by the Company's Board of Directors with respect to such redemption, it is the Company's intention to call the Warrants for redemption following the effectiveness of the Registration Statement of which this Prospectus is a part.

         LIMITATIONS ON LIABILITY OF DIRECTORS. The Company's Articles of Incorporation substantially limits the liability of the Company's directors to the Company and its shareholders for breach of fiduciary and other duties to the Company.

         DISCRETIONARY USE OF PROCEEDS. The Company currently intends to use the proceeds from the offering, in addition to its $2,138,963 of cash and cash-equivalents on hand at December 31, 1996, for working capital purposes, investment in additional development and acquisition opportunities and to finance expansion of the Company's business. The Company's management will have broad discretion as to the use of such proceeds and management reserves the right to reallocate all proceeds to working capital. The Company has not yet determined in which of its existing or future development opportunities it will ultimately invest. The Company does not currently have any pending acquisitions, nor does it have any specific planned acquisitions. See "Use of Proceeds."

         ADDITIONAL CAPITAL. Assuming the exercise of all of the Warrants at a per share exercise price of $6.50, and the receipt of the estimated net proceeds therefrom, the Company believes that such proceeds will allow the Company to conduct its planned operations for at least 24 months. While the Company has no plans that would require it to seek additional funding, it may be required to do so to complete or accelerate certain software development and marketing programs. There can be no assurance that such funding will be available on terms acceptable to the Company, and failure to procure such funding on acceptable terms could materially and adversely affect the Company and the Company's results of operations.

                                 USE OF PROCEEDS

         The net proceeds to the Company from the offering are estimated to be approximately $10,415,000 (after deducting estimated offering expenses of approximately $50,000), assuming all Warrants are exercised for shares of Common Stock. There is no assurance that any or all of the Warrants will be exercised. The Company expects to use the net proceeds from the exercise of the Warrants for working capital purposes, investment in additional development and acquisition opportunities and to finance expansion of the Company's business. If only a portion of the Warrants is exercised, the following allocation of use or proceeds is expected to be reduced proportionately.

         The Company expects to use approximately $2,000,000 of the net proceeds from the exercise of the Warrants to develop further and to enhance its existing software products, and to expand its product lines by developing new software products principally directed at the consumer marketplace. Such uses are expected to include development of updates and enhancements to its consumer software to permit use with existing and emerging on-line communications media and creation of additional digital catalogs of products for use with the software.

         The Company anticipates using approximately $1,000,000 of the net proceeds from the exercise of the Warrants to expand its marketing of existing and future commercial products and future consumer products and to penetrate additional commercial and consumer markets with the

Company's products and patented core software programs. The Company also expects to use a portion of the $1,000,000 to implement the Company's strategy of licensing its core technology to unaffiliated software product developers.

         The Company plans to finance expansion of the Company's business with approximately $5,000,000 of the net proceeds. These proceeds may be used to make acquisitions of, and strategic alliances with, other software product developers, publishers and distributors in transactions intended to expand the use of the Company's core technology, although no specific opportunities have been identified. There is no assurance that the Company will be able to identify a suitable acquisition or strategic alliance partner and, if such an opportunity is identified, there is no assurance that the Company will be able to enter into any such transaction on acceptable terms.

         Approximately $2,000,000 of the net proceeds from the exercise of the Warrants will be held as a cash-flow reserve for working capital needs and miscellaneous future uses not now identifiable, to the extent such needs are not satisfied through the Company's operations. The Company expects to use its working capital to develop further and to expand its distribution network and its sales and marketing forces within the United States and internationally.

         Pending such uses, the net proceeds will be invested in short-term, investment grade, interest-bearing securities.

                              RECENT DEVELOPMENTS

         In May 1997, ModaCAD announced that Broderbund commenced shipping 3-D Home Interiors, a new consumer software product designed and developed by the Company which is being published by Broderbund. In June 1997, ModaCAD announced the unveiling of a new product line, called ModaVision, targeted at retailers and mass merchants. ModaVision is designed to enable the retailer to create and view three-dimensional, photo-realistic renderings of store-featured products to enable customers to visualize such products in a virtual room scene.

                              PLAN OF DISTRIBUTION

         The Company will sell the Shares only to the holders of the Warrants, in accordance with the terms of such Warrants, if and when such holders exercise the Warrants.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 317 of the California General Corporation Law (the "GCL") provides that a corporation may indemnify corporate "agents" (including directors, officers and employees of the corporation) against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with defending non-derivative actions if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful, and against expenses actually and reasonably incurred in connection with defending derivative actions if such person acted in good faith and in a manner such person believed to be in the best interests of the corporation and its shareholders. Indemnification is obligatory to the extent that an agent of a corporation has been successful on the merits in defense of any such proceeding against such agent, but otherwise may be made only upon a determination in each instance either by a majority vote of a quorum of the Board of Directors (other than directors involved in such proceeding), by independent legal counsel if such a quorum of directors is not obtainable, by the shareholders (other than shareholders to be indemnified), or by the court, that indemnification is proper because the agent has met the applicable statutory standards of conduct. Corporations may also advance expenses incurred in defending proceedings against corporate agents, upon receipt of an undertaking that the agent will reimburse the corporation unless it is ultimately determined that the agent is entitled to be indemnified against expenses reasonably incurred.

         The indemnification provided by Section 317 of the GCL is not deemed to be exclusive of any other rights to which agents of the Company seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent such additional rights are authorized in the Company's articles of incorporation.
Article IV of the Company's Amended and Restated Articles of Incorporation provides that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law.
Article V of the Company's Amended and Restated Articles of Incorporation authorizes the Company to provide for indemnification of its agents for breach of duty to the Company and its shareholders, through bylaw provisions or through agreements with such agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the GCL, subject to the limits on such excess indemnification set forth in Section 204 of the GCL.

         Section 5.7 of the Company's bylaws provides that the Company will indemnify each of its agents against expenses, judgments, fines, settlements or other amounts, actually and reasonably incurred by such person by reason of such person having been made or threatened to be made a party to a proceeding to the fullest extent permissible by the provisions of Section 317 of the GCL and the Company will advance the expenses reasonably expected to be incurred by such agent upon receipt of an undertaking that the agent will reimburse the Company unless it is ultimately determined that the agent is entitled to be indemnified against expenses reasonably incurred.

         The Company has obtained directors and officers insurance with a maximum coverage of $2,000,000.

         Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Coudert Brothers, Los Angeles, California.

                                     EXPERTS

         The audited financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent public accountants, as indicated in the report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                   ----------

                                Table of Contents

                                                          Page
                                                          ----

Available Information...................................   2

Incorporation of Certain Documents by
   Reference............................................   2

The Company.............................................   3

Risk Factors............................................   4

Use of Proceeds.........................................  11

Recent Developments.....................................  12

Plan of Distribution....................................  13

Indemnification of Directors and Officers...............  13

Legal Matters...........................................  14

Experts.................................................  14


                                1,610,000 Shares




                                  MODACAD, INC.




                                  Common Stock




                                   PROSPECTUS




                                 June 18, 1997